Exhibit 12.2

First BanCorp

Computation of Ratio of Earnings to Fixed Charges and Preference Dividends

Nine-Month Period Ended September 30, 2013

Including Interest on Deposits

Earnings:
Pre-tax loss from continuing operations	$(174,957)
Plus:
Fixed Charges (excluding capitalized interest)	103,313

Total loss	$(71,644)

Fixed Charges:
Interest expensed and capitalized	$100,812
An estimate of the interest component within rental expense	2,501

Total fixed charges before preferred dividends	$103,313

Preferred dividends	—
Ratio of pre tax income to net income	1.000

Preferred dividend factor	—

Total fixed charges and preferred stock dividends	$103,313

Ratio of Earnings to Fixed Charges and Preferred Stock Dividends	(A )

Excluding Interest on Deposits
Earnings:
Pre-tax loss from continuing operations	$(174,957)
Plus:
Fixed Charges (excluding capitalized interest)	32,398

Total earnings	$(142,559)

Fixed Charges:
Interest expensed and capitalized	$29,897
An estimate of the interest component within rental expense	2,501

Total Fixed Charges before preferred dividends	$32,398

Preferred dividends	—
Ratio of pre tax income to net income	1.000

Preferred dividend factor	—

Total fixed charges and preferred stock dividends	$32,398

Ratio of Earnings to Fixed Charges and Preferred Stock Dividends	(A )

(A)	For the nine-month period ended September 30, 2013, the ratio coverage was less than 1:1. The Corporation would have to generate additional earnings of $175.0 million to achieve a ratio of 1:1 for the nine-month period ended September 30, 2013.